June 15, 2012

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Patrick Gilmore

Synchronoss Technologies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

Form 8-K/A filed January 6, 2012

File No. 000-52049

Dear Mr. Gilmore:

Synchronoss Technologies, Inc. (“SNCR” or the “Company”) is providing this letter in response to the June 1, 2012 letter to SNCR from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  For your convenience, we have repeated your comments in italicized print.  SNCR’s responses (the “Responses” and, each, a “Response”) are provided below for each comment.

General

1.                            As previously requested, please provide a written statement from the company acknowledging that:

•                            the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                            staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                            the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE TO COMMENT 1:

In connection with our responses to the Staff’s comments, the Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page 60

2.                            We note that set-up fees for transactional service arrangements are recognized over the life of the customer contract. Please tell us your basis for recognizing set-up fees over the life of the customer contract as opposed to recognizing these fees over the estimated customer life based on the guidance in footnote 39 of SAB Topic 13A.3.f.

RESPONSE TO COMMENT 2:

The Company considered the guidance in SAB 104 (Topic 13A.3.f) and does not consider initial set-up services to be a discrete earnings event, because of the continuing obligations to provide the transaction services.  As such, revenue received from set-up fees is amortized over the life of the applicable transaction service arrangement.  While the relationship with the customer may (but not always) extend beyond the initial contractual term, the customer does not continue to benefit from the set-up fees due to technology changes in the underlying service platform. In addition, subsequent renewals are not priced at a bargain to the initial set-up fee.  During the Fiscal Year ending December 31, 2011, the Company recognized $337 thousand or 0.1% of its revenue related to set-up fees and the remaining balance of unrecognized set-up fees as of December 31, 2011 was $524 thousand or 0.1% of its deferred revenue balance.The Company considers these fees to be immaterial.

Note 3. Acquisition, page 69

3.                            Please tell us what consideration was given to providing the required disclosures under ASC 805-10-50-2(h) related to your acquisitions during 2011 and 2010.

RESPONSE TO COMMENT 3:

The Company considered the significance of the acquisitions it made during 2011 and 2010 and concluded that the 2011 acquisitions were not material individually or in the aggregate and therefore the disclosures as specified in ASC 805-10-50-2(h) were not required.

In 2010, the acquisition of FusionOne, Inc. (“Fusion One”) was deemed to be a material business combination and, accordingly, the Company included all required disclosures in its Annual Report on Form 10-K for the years ended December 31, 2010 and 2011.  The Company stated that the results of FusionOne’s operations have been included in the consolidated financial statements since the acquisition date.  The Company did not disclose the proforma revenue and earnings information required by ASC 805-10-50-2(h) because it was not practicable as the Company has integrated FusionOne’s operations fully into SNCR and this information was not separately tracked.

Miyowa S.A. (“Miyowa”), page 69

4.                            We note that you allocated $32.4 million of the purchase price to intangible assets.  Please tell us what consideration was given to providing disclosure of the amount assigned to each major intangible asset class and the weighted-average amortization period for these assets, in total and by major intangible asset class as required by ASC 350-30-50-1(a).

RESPONSE TO COMMENT 4:

The Company determined Miyowa S.A. was not a material business combination individually or in the aggregate and therefore concluded that disclosures of the amount assigned to each major intangible asset class and the weighted-average amortization period for these assets, in total and by major intangible asset class as specified in ASC 350-30-50-1(a), were not required.

Note 11. Income Taxes, page 81

5.                            We note they you have $10.6 million of undistributed earnings of your foreign subsidiaries that you plan to reinvest indefinitely. Please tell us your consideration for disclosing the amount of your unrecognized deferred liability related to these earnings or including a statement that determination of such amounts are not practicable. Please refer to ASC 740-30-50-2(c).

RESPONSE TO COMMENT 5:

In future filings beginning with the Form 10-K for the year ended December 31, 2012, the Company will expand the Income Taxes footnote in its financial statements to include the statement that due to the timing and circumstances of repatriation of such earnings, if any, it is not practicable to determine the unrecognized deferred tax liability relating to such amounts.

Part III (Incorporated by reference from definitive proxy statement)

Compensation of Executive Officers

Compensation Discussion and Analysis

Elements of Compensation

Peer Group, page 17

6.                            We note your response to prior comment 4.  Please provide us with further analysis in support of your conclusion that your comparison of your executive officer compensation program with the compensation paid by the companies in your peer group does not constitute benchmarking as contemplated by Item 402(b) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation Question 118.05.  In this regard, we note the disclosure on page 17 of your definitive proxy statement that your compensation committee references the peer group company data as part of its decision making process when establishing and adjusting executive compensation but does not target any particular percentile in reaching its determinations.  In response to prior comment 5, however, you state that Mr. Waldis’ target incentive bonus was increased, because it was not in line with that of your peer group.

RESPONSE TO COMMENT 6:

In connection with year-end compensation decisions, the compensation committee of the Company’s Board of Directors utilizes a variety of criteria in determining the compensation of the Company’s executive officers including the Company’s performance, the executive officer’s performance, the salaries of other executive officers of the Company, and the compensation of executive officers at the Company’s peer group companies. Although the Company respectfully believes that the use of the peer data in connection with 2010 and 2011 compensation decisions was just one of the criteria the Company’s compensation committee used primarily as a reference point to provide a framework for its compensation decisions, the Company acknowledges the SEC’s interpretation of the term “benchmarking” as set forth in Regulation S-K Compliance and Disclosure Interpretation Question 118.05.  As such, in future filings beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 as incorporated by reference from its proxy statement for its 2013 annual meeting of stockholders, the Company plans to provide additional disclosure as required under Item 402(b) of Regulation S-K and based on the SEC’s interpretation of the term “benchmarking” set forth in Regulation S-K Compliance and Disclosure Interpretation Question 118.05.

Annual Cash Incentive Bonus

Target Incentive Bonus Amounts, page 18

7.                            In response to prior comment 5, you state that the compensation committee’s review of compensation by peer group members did not affect the committee’s decision to increase the target bonus of Mr. Waldis.  Yet you concluded that the target incentive bonus for Mr. Waldis was not in line with that of its competitors and raised the bonus target for that reason.  Please reconcile the apparent inconsistency and disclose the extent to which the competitors’ compensation varied from the peer group.

RESPONSE TO COMMENT 7:

As noted in our response to prior comment 5, the Company’s compensation committee reviewed peer company compensation data as one of the criteria in connection with the decision to increase Mr. Waldis’ target bonus in 2010.  However, the Company respectfully notes that such review was limited to providing the compensation committee with a general understanding of current compensation practices.  This general understanding led the compensation committee to observe that Mr. Waldis’ target bonus was not in-line with current practices.  However, thecompensation committee did not base the amount of the increase on the incentive compensation provided to executives at the Company’s peer group companies.  We note that the disclosure can be read as inconsistent on this matter and plan to provide clearer disclosure in future filings.  In addition, as discussed in the response to Comment 6 above, the Company expects to include additional disclosure regarding the Company’s use of peer company data in its future filings as required under Item 402(b) of Regulation S-K and the guidance under Regulation S-K Compliance and Disclosure Interpretation Question 118.05.

Form 8-K/A filed January 6, 2012

Exhibit 99.1

8.                            We note you amended the filing to include a revised independent auditor’s report and consent relating to the audit of Osauhing FusionOne Eesti.  However, we note that you have not amended Item 9.01 in its entirety in your Form 8-K including the financial statements of FusionOne, Inc. and the related pro forma financial information.  Please revise your Form 8-K to include an amendment of Item 9.01 in its entirety.

RESPONSE TO COMMENT 8:

On June 15, 2012, the Company filed a Form 8-KA amending Item 9.01 in its entirety.

[Remainder of page intentionally left blank.]

* * * * *

Please do not hesitate to contact me at (908) 547-1239 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Ronald Prague
Executive Vice President and General Counsel

cc: Marc Dupre, Esq., Gunderson Dettmer